EXHIBIT 12.1

IKON OFFICE SOLUTIONS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Fiscal Year Ended September 30
	2004	2003	2002	2001	2000
Earnings
Income from continuing operations	$91,554	$116,017	$150,334	$14,005	$25,960
Add:
Provision for income taxes	32,432	70,356	88,866	53,791	55,873
Fixed charges	168,619	230,516	249,177	287,383	272,439

Earnings, as adjusted (A)	292,605	416,889	488,377	355,179	354,272

Fixed charges
Other interest expense including interest on capital leases	137,474	197,105	212,280	246,892	237,521
Estimated interest component of rental expense	31,145	33,411	36,897	40,491	34,918

Total fixed charges (B)	$168,619	$230,516	$249,177	$287,383	$272,439

Ratio of earnings to fixed charges (A) divided by (B)	1.7	1.8	2.0	1.2	1.3